UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2024

Commission File Number: 001-41670

Apollomics Inc.

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Entry into PIPE Subscription Agreements

On May 6, 2024, Apollomics Inc., a Cayman Islands exempted company (the “Company”), entered into subscription agreements (the “PIPE Subscription Agreements”) for a private placement (the “PIPE”) with certain accredited investors (each, a “Purchaser” and collectively, the “Purchasers”). The closing of the PIPE is expected to occur on May 8, 2024 (the “Closing Date”).

Pursuant to the PIPE Subscription Agreements, the Purchasers have agreed to purchase an aggregate of 19,166,666 Class A ordinary shares, par value $0.0001 per share, of the Company (the “PIPE Shares”), at a price per share of $0.30, representing aggregate gross proceeds to the company of $5.75 million, prior to the payment of fees and expenses.

The PIPE Subscription Agreements contain customary representations and warranties of the Company and the Purchasers, customary conditions to closing, as well as customary indemnification obligations. Pursuant to the PIPE Subscription Agreements, the Company has agreed to register the resale of the PIPE Shares and is required to prepare and file a registration statement with the U.S. Securities and Exchange Commission no later than thirty days following the Closing Date.

The securities to be issued and sold to the Purchasers under the PIPE Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder, or under any state securities laws. The Company relied on this exemption from registration based in part on representations made by the Purchasers. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Neither this Report of Foreign Private Issuer on Form 6-K, nor the exhibits attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein.

The foregoing summary of the PIPE Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the PIPE Subscription Agreements, a form of which is filed as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

Appointment and Departure of Certain Directors

On May 6, 2024, the Company appointed Bob Lin, MD, PhD to the board of directors of the Company (the “Board”), effective the same day.

Dr. Lin is a physician and researcher who has conducted multinational clinical trials and is experienced in genomics, proteomics and biotech transactions. Dr. Lin has served as the vice director of the Internal Medicine Department at a tertiary medical center in Taiwan and conducted post-doctoral research at Lawrence Berkeley Laboratory in the United States.

Dr. Lin is considered to be an independent director under the listing rules of the Nasdaq Stock Market (“Nasdaq”) and has been appointed as a member of the nominating and corporate governance committee of the Board. Dr. Lin will serve as a Class II director. Dr. Lin does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

On May 6, 2024, Jonathan Wang, Ph.D. resigned from the Board, effective the same day, for personal reasons. Dr. Wang’s resignation was not prompted by any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Company has issued a press release entitled “Apollomics Announces Private Placement Financing and Addition to Board of Directors.” A copy of this press release is furnished as Exhibit 99.1 herewith.

The press release set forth in Exhibits 99.1 is being furnished with the Commission and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

The information contained in this Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements, including its registration statements on Form F-3 (File Nos. 333-278430 and 333-278431) and registration statement on Form S-8 (File No. 333-272559), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Number	Description of Exhibit

10.1	Form of PIPE Subscription Agreement, dated as of May 6, 2024, by and between Apollomics Inc. and the Subscriber party thereto.

99.1	Press Release entitled “Apollomics Announces Private Placement Financing and Addition to Board of Directors”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC.

Date: May 8, 2024	By:	/s/ Guo-Liang Yu
	Name:	Guo-Liang Yu
	Title:	Chief Executive Officer